FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

14 November 2008

HSBC BANK MALTA PLC

INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta plc (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 July 2008 to 14 November 2008 (the date of the Statement) under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

Despite challenging global and local market conditions, core income and profitability levels at HSBC Bank Malta plc remained satisfactory for the period 1 July 2008 to 30 September 2008.

As at 30 September 2008, both customers' deposits and customers' loans increased in line with expectations over the prior September end. In this period there was no deterioration in the quality of the lending portfolio whilst liquidity and capital ratios remained strong and ahead of regulatory requirements.

Further, these trends have been sustained into the fourth quarter of 2008.

HSBC Bank Malta plc issued a €30 million 5.9 per cent subordinated bond to support future business growth.

Alan Richards, Director and Chief Executive Officer of HSBC Bank Malta plc said: "The third quarter of 2008 has been challenging, but we have made good progress given the circumstances and results to date remain satisfactory.

"HSBC's commitment to strong capital and liquidity will stand the Bank in good stead. The Bank is financially sound, liquid and has a conservative balance sheet policy with relatively low reliance on funding from the wholesale markets. We have limited investments in corporate securities.

"Although the banking system in Malta is in good shape, the consequences of a pronounced world economic slow down is bound to leave its mark on the local economy."

Notes to editors

1.   This statement is based on the unaudited management accounts of HSBC Bank Malta plc up to 30 September 2008 and other financial information.

2. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 14, 2008